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                            March 8, 2023

       Gadi Levin
       Chief Financial Officer
       BriaCell Therapeutics Corp.
       Suite 300 - 235 15th Street
       West Vancouver, BC V7T2X1

                                                        Re: BriaCell
Therapeutics Corp.
                                                            Form 10-K for the
Fiscal Year Ended July 31, 2022
                                                            Filed October 28,
2022
                                                            File No. 001-40101

       Dear Gadi Levin:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended July 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research Costs, page 64

   1. Please disclose the costs incurred during each period presented for each of your key research and
development projects. If you do not track your research and development costs by project,
please disclose that fact and explain why you do not maintain and evaluate research and
development costs by project. Provide other quantitative or
                                                        qualitative disclosure
that provides more transparency as to the type of research and development expenses
incurred (i.e. by nature or type of expense) which should reconcile to total research and
development expense on the Statements of Operations.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Gadi Levin
BriaCell Therapeutics Corp.
March 8, 2023
Page 2

absence of action by the staff.

      You may contact Christine Torney at (202) 551-3652 or Vanessa Robertson at (202) 551-
3649 with any questions.



FirstName LastNameGadi Levin                            Sincerely,
Comapany NameBriaCell Therapeutics Corp.
                                                        Division of Corporation
Finance
March 8, 2023 Page 2                                    Office of Life Sciences
FirstName LastName